SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MyGO Games Holding Co.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

628518102
(CUSIP Number)

Daniel J. Hammett, Chief Executive Officer
1707 Post Oak Boulevard, Suite 215
Houston, Texas 77056
(832) 900-9366
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 628518102

1.            NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Daniel J. Hammett

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X ]
                                                                                                                                        (b)  [    ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
       OO

5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
               PURSUANT TO ITEMS 2(d) or 2(e)

6.           CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

NUMBER OF SHARES	7. SOLE VOTING POWER 30,000,000
BENEFICIALLY OWNED	8. SHARED VOTING POWER 63,323,526
BY EACH REPORTING	9. SOLE DISPOSITIVE POWER 30,000,000
PERSON WITH	10. SHARED DISPOSITIVE POWER 63,323,526

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        93,323,526 common shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
        78.88%

14.            TYPE OF REPORTING PERSON*

                 IN

SCHEDULE 13D
CUSIP NO. 628518102

1.              NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Great Outdoors, LLC

2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                                                                                        (b)  [   ]
5.      SEC USE ONLY

6.      SOURCE OF FUNDS*
        OO

5.            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [  ]
               PURSUANT TO ITEMS 2(d) or 2(e)

6.            CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED	8. SHARED VOTING POWER 63,323,526
BY EACH REPORTING	9. SOLE DISPOSITIVE POWER 0
PERSON WITH	10. SHARED DISPOSITIVE POWER 63,323,526

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       63,323,526 common shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

14.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
         71.7%

14.            TYPE OF REPORTING PERSON*

                 OO

Item 1.  Security and Issuer.
- ------   -------------------
MyGO Games Holding Co. (formerly OBJ Enterprises, Inc.)
1707 Post Oak Boulevard, Suite 215
Houston, Texas 77056
Common shares, par value $0.0001

Item 2.  Identity and Background.
- ------   -----------------------
(i)(a)	Daniel J. Hammett (“Hammett”)
(b)	Business address: 1707 Post Oak Boulevard, Suite 215, Houston, Texas 77056
(c)	Present occupation: CEO and Director of the Issuer
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which Hammett was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which Hammett was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: United States

(ii)(a)	Name: Great Outdoors, LLC, a Delaware LLC (“Great Outdoors”)
(b)	Business address: 1707 Post Oak Boulevard, Suite 215, Houston, Texas 77056
(c)	Principal business: Software development/technology
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which Great Outdoors was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which Great Outdoors was a party and was or is subject to a judgment, decree or final order.

Item 3.  Source and Amount of Funds or Other Consideration.
- ------    ------------------------------------------------
OO – See Item 4 and Item 5

Item 4.  Purpose of Transaction.
- ------    ----------------------
On April 30, 2014, the Issuer issued and received full consideration for a 7% Series A Convertible Note (“April Note”) in the amount of $150,000 to Great Outdoors.  The Note is convertible at the option of Great Outdoors into shares of common stock of the Issuer (the “Common Stock”), and at Great Outdoor’s option, accrued interest, on the earlier of (i) May 1, 2015 (the “Maturity Date”) or (ii) any Change of Control Transaction (as described below), at a conversion price of $0.05 per share of Common Stock, subject to certain restrictions defined in the Note.  A Change of Control Transaction is defined as (a) any sale of equity securities or securities convertible into equity securities of the Issuer in an amount greater than $150,000; (b) the removal or demotion of Paul C. Watson from his position of President and Chief Executive Officer of the Issuer or the removal or demotion of any director or corporate officer appointed by Paul C. Watson without the express written approval of such removal or demotion by Paul C. Watson, (c) any merger, consolidation, statutory share exchange or acquisition transaction involving the Issuer or any material subsidiary of the Issuer; (d) any sale of substantially all of the assets of the Issuer or any material subsidiary of the Issuer; or (e) any similar transaction involving the issuance, cancellation or restructuring of equity securities of the Issuer unless, following the completion of such transaction, the then existing shareholders of Issuer own or control, directly or indirectly, at least 50% of the voting power or liquidation rights of Issuer or the successor of such merger, consolidation or statutory share exchange.

On May 27, 2014, the Issuer issued a 7% Series A Convertible Note (“May Note”) in the amount of $500,000  to Great Outdoors. The Note is convertible at the option of Great Outdoors into shares of common stock of the Issuer (the “Common Stock”), and at the option of Great Outdoors (or any subsequent holder), accrued interest, on the earlier of (i) May 28, 2016 (the “Maturity Date”) or (ii) any Change of Control Transaction (as described below), at a conversion price of $0.05 per share of Common Stock, subject to certain restrictions defined in the Note. A Change of Control Transaction is defined as (a) any sale of equity securities or securities convertible into equity securities of the Issuer in an amount greater than $500,000; (b) the removal or demotion of Paul C. Watson from his current positions of President and Chief Executive Officer of the Issuer or the removal or demotion of any director or corporate officer appointed by Paul C. Watson without the express written approval of such removal or demotion by Paul C. Watson, (c) any merger, consolidation, statutory share exchange or acquisition transaction involving the Issuer or any material subsidiary of the Issuer; (d) any sale of substantially all of the assets of the Issuer or any material subsidiary of the Issuer; or (e) any similar transaction involving the issuance, cancellation or restructuring of equity securities of the Issuer unless, following the completion of such transaction, the then existing shareholders of Issuer own or control, directly or indirectly, at least 50% of the voting power or liquidation rights of Issuer or the successor of such merger, consolidation or statutory share exchange.

Hammett disclaims beneficial ownership of the April Note and the May Note and the common shares underlying the April Note and the May Note as they are being held for the benefit of certain creditors of Great Outdoors.

On June 19, 2014, the Issuer issued 50,323,526 common shares to Great Outdoors in exchange for 100% ownership of MyGo Games, LLC, a Minnesota limited liability company (“MyGo Games”), pursuant to a Share Exchange Agreement dated June 19, 2014.  Daniel J. Hammett is the sole member and sole manager (sole member of the board of governors) of Great Outdoors.

On July 28, 2014, Hammett received options exercisable for up to 30,000,000 of the Issuer’s common shares, at an exercise price of $0.05 per share, through December 31, 2024.  The options were originally granted to Hammett on May 1, 2014, to be exercised for membership interests in MyGo Games; the option agreement was subsequently amended due to the June 19, 2014, share exchange between the Issuer and MyGo Games.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------
Great Outdoors holds 50,323,526 common shares of the Issuer and 13,000,000 in common shares underlying convertible notes totaling $650,000.  Hammett is the sole beneficial owner of Great Outdoors and Hammett and Great Outdoors have shared voting and dispositive authority over the 50,323,526 shares held by Great Outdoors and the 13,000,000 in common shares underlying the $650,000 in convertible notes.  Hammett disclaims beneficial ownership of the April Note and the May Note and the common shares underlying the April Note and the May Note as they are being held for the benefit of certain creditors of Great Outdoors.  On May 27, 2014, Hammett was appointed as a director and chairman of the board of the Issuer.  On June 19, 2014, Hammett was appointed as chief executive officer of the Issuer.  On July 28, 2014, Hammett received options exercisable for up to 30,000,000 of the Issuer’s common shares at $0.05 per share, through December 31, 2024.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
- ------   ------------------------------------

7% Series A Convertible Note in the amount of $150,000, dated April 30, 2014, from OBJ Enterprises, Inc. as debtor to Great Outdoors, LLC

7% Series A Convertible Note in the amount of $500,000, dated May 27, 2014, from OBJ Enterprises, Inc. as Debtor to Great Outdoors, LLC

Share Exchange Agreement Among OBJ Enterprises, Inc., Great Outdoors, LLC and My GO Games, LLC, dated June 19, 2014

Membership Interest Option Agreement dated May 27, 2014

Amendment to Membership Interest Option Agreement dated June 19, 2014

Item 7.              Materials to be Filed as Exhibits.
- ------   ------------------------------------

Exhibit 7.1	7% Series A Convertible Note dated April 30, 2014 (filed as Exhibit 7.1 to the Schedule 13D filed by Hammett on July 14, 2014 and incorporated herein by reference)
Exhibit 7.2	7% Series A Convertible Note dated May 27, 2014 (filed as Exhibit 7.2 to the Schedule 13D filed by Hammett on July 14, 2014 and incorporated herein by reference)
Exhibit 7.3	Share Exchange Agreement dated June 19, 2014 (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on June 25, 2014 and incorporated herein by reference)
Exhibit 7.4	Membership Interest Option Agreement dated May 27, 2014
Exhibit 7.5	Amendment to Membership Interest Option Agreement dated June 19, 2014

Signed:	July 28, 2014

/s/ Daniel J. Hammett Daniel J. Hammett GREAT OUTDOORS, LLC, a Delaware LLC By: /s/ Daniel J. Hammett Daniel J. Hammett, Chief Executive Officer